DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005 ________ 1600 EL CAMINO REAL MENLO PARK, CA 94025 ________ 99 GRESHAM STREET LONDON EC2V 7NG ________ 15, AVENUE MATIGNON 75008 PARIS	450 LEXINGTON AVENUE NEW YORK, N.Y. 10017 212 450 4000 FAX 212 450 3800	MESSETURM 60308 FRANKFURT AM MAIN ________ MARQUÉS DE LA ENSENADA, 2 28004 MADRID ESPAÑA ________ 1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033 ________ 3A CHATER ROAD HONG KONG
WRITER’S DIRECT 212 450 4291

April 3, 2007

Re:	W.P. Stewart & Co. Growth Fund, Inc. Registered Management Investment Company Investment Company Blanket Bond

File	Securities Act File No. 33-71142
Nos.	Investment Company Act File No. 811-8128

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Ladies and Gentlemen:

     This filing is being made at the instruction of Michael W. Stamm, Secretary of W.P. Stewart & Co. Growth Fund, Inc. Pursuant to Rule 17g-1(g)(1)(A) under the Investment Company Act of 1940, please find enclosed herewith for filing with the Commission copies of the following documents for the period February 25, 2007, to February 25, 2008:

(i)	Investment company blanket bond covering W.P. Stewart & Co. Growth Fund, Inc. in the amount of $750,000.00;

(ii)	Copies of Riders to the joint insured fidelity bond; and

(iii)	Form of resolution of a majority of the Directors who are not “interested” persons of the registered management investment company approving the amount, type, form and coverage of the investment company blanket bond.

     A premium in the amount of $2,300.00 has been paid for the period February 25, 2007 to February 25, 2008.

      Please contact the undersigned at 212-450-4291 if you have any questions regarding this filing.

Very truly yours,

/s/ Susan B. Baker
Susan B. Baker
Counsel

Enclosures

cc w/enc:   M. Stamm